

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 7, 2015

Donna Rayburn
President
Markham Woods Press Publishing Co., Inc.
1756 Saddleback Ridge Rd.
Apopka, FL 32703

> **Re:** **Markham Woods Press Publishing Co., Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 25, 2015**
> **File No. 333-206079**

Dear Ms. Rayburn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comment in our October 16, 2015 letter.

Description of Business, page 17

1. We note your response to our prior comment 5 that you intend to begin charging a subscription fee, selling advertising in your online magazine and providing newsletters to subscribers. If known, please disclose the amount you intend to charge for subscriptions, including the different types of subscriptions you intend to offer.

Principal Shareholder, page 21

2. We note your disclosure on page 22 regarding the convertible debt that is due on demand. Please disclose the number of shares Mr. Meadows beneficially owns or tell us why this is not required. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

You may Amy Geddes contact at (202) 551-3304 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Harold P. Gewerter, Esq.
        Gewerter & Dowling